UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469207

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Schwertstrasse 6

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,455,714
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,455,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,455,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16%(1)
14.	Type of Reporting Person HC, CO

(1)

The percentage ownership is based on 46,547,387 shares of Common Stock outstanding as of November 2, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

Page 2 of 5 Pages

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Target N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,455,714
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,455,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,455,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16%(1)
14.	Type of Reporting Person CO

(1)

The percentage ownership is based on 46,547,387 shares of Common Stock outstanding as of November 2, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

Page 3 of 5 Pages

Schedule 13D (Amendment No. 12)

EXPLANATORY NOTE: This Amendment No. 12 to Schedule 13D amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by BB Biotech AG (“BB Biotech”) and Biotech Growth, N.V. (“Biotech Growth”) with the Securities and Exchange Commission on June 3, 2011 (together with all amendments thereto, this “Schedule 13D”). The shares of the Common Stock previously held by Biotech Growth are now held by Biotech Target N.V. (“Biotech Target”). Both Biotech Growth and Biotech Target are wholly-owned subsidiaries of BB Biotech. Amendment No. 12 is filed to reflect the current holding in the number of shares of Common Stock owned by BB Biotech and Biotech Target (collectively, the “Reporting Persons”).

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following after the last sentence:

Between April 30, 2020 and November 5, 2020, the Reporting Persons acquired an additional 524,029 shares of the Issuer’s Common Stock (the “Sixth Additional Open Market Shares”) on the open market resulting in an approximate 1.1% increase in percentage ownership of the outstanding shares of the Issuer’s Common Stock held by the Reporting Persons since the filing of Amendment No. 11 to this Schedule 13D with the Securities and Exchange Commission on May 19, 2020. Each of the purchases of the Sixth Additional Open Market Shares were made with the working capital of BB Biotech and the aggregate amount of funds expended, excluding commissions, to acquire the Sixth Additional Open Market Shares was US $6,350,205.49.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

The Reporting Persons acquired the Sixth Additional Open Market Shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended and restated in its entirety as follows:

(a)

As the result of an internal restructuring, the shares of Common Stock previously held by Biotech Growth are now held by Biotech Target. Biotech Target is the record owner of 7,455,714 shares of Common Stock. Biotech Growth no longer has beneficial interest in the Issuer’s Common Stock. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of BB Biotech and Biotech Target has effected any transaction in the Common Stock during the last 60 days.

Page 4 of 5 Pages

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit A	List of each executive officer and director of BB Biotech and Biotech Target and their respective name, business address, present principal occupation, and citizenship*

Exhibit B	Agreement regarding joint filing of Schedule 13D*

*	Previously filed as an exhibit to BB Biotech and Biotech Target’s Schedule 13D filed with the Securities and Exchange Commission on May 19, 2020.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG
Date: November 16, 2020	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority

Date: November 16, 2020	By:	/s/ Daniel Koller
Signatory Authority
	Name:	Daniel Koller
	Title:	Signatory Authority
Biotech Target N.V.
Date: November 16, 2020	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: November 16, 2020	By:	/s/ Hugo van Neutegem
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority